Reticulate Micro, Inc.

3255 Bayside Lakes Blvd., Suite 106

Palm Bay, FL 32909

July 29, 2024

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Charli Wilson

Re:	Reticulate Micro, Inc.

Offering Statement on Form 1-A

File No. 024-12440

Ladies and Gentlemen:

We understand that the staff of the U.S. Securities and Exchange Commission (the “Commission”) has completed its review of the Offering Statement on Form 1-A (the “Offering Statement”) of Reticulate Micro, Inc. (the “Company”) and we hereby request that the Commission approve the qualification of the Offering Statement as of 4:00 p.m. Eastern Time on Tuesday, July 30, 2024.

We request that we be notified of such qualification by telephone call to Louis A. Bevilacqua at (202) 869-0888, ext. 100. We also respectfully request that a copy of the written order from the Commission verifying the date and time of qualification of the Company’s Offering Statement be sent to Louis A. Bevilacqua via email at lou@bevilacquapllc.com.

Sincerely,

Reticulate Micro, Inc.

		By:	/s/ Joshua Cryer
Joshua Cryer
Chief Executive Officer

cc:	Louis A. Bevilacqua, Esq.